December 9, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Eric Atallah
David Burton
Geoffrey Kruczek
Peggy Fisher

Re:	Solta Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 1-33123

Ladies and Gentlemen:

Solta Medical, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 24, 2009 (the “Staff Letter”), relating to the above-referenced Form 10-K filed by the Company (the “Form 10-K”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2008

Note 3: Acquisition of Reliant Technologies, Inc., page 76

COMMENT 1:

We note the valuation of your intangible assets was primarily determined using the income and market approaches. Given the significance of your allocation to intangible assets, please tell us and revise future filings to disclose your valuation methodology and principle assumptions used for each of your major intangible assets.

RESPONSE:

In response to the Staff’s comment, the Company will add the following disclosure to the Company’s Form 10-K for the fiscal year ended December 31, 2009 in the Notes to Consolidated Financial Statements and the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The income approach, using a discounted cash flow model, was used to determine the estimated fair values of the acquired intangible assets. The Company calculated the present value of the expected future cash flows attributable to the acquired intangibles using an 18% to 22% discount rate. With respect to intangible assets, there are several methods available under the income approach to quantify fair value. Under this approach the Company used the following methods to quantify fair value of the acquired intangibles at the acquisition date. The excess earnings method was used for the following four intangible assets: product technology, customer relationships, royalties intangible and product development contract. The relief from royalties method was used for the core technology and Fraxel trade name intangibles with a royalty rate of 5% and 1%, respectively. The lost profits method (also referred to as the “with and without method”) was used for the non-compete agreement with a probability of competition rate of 10%. The Company utilized third-party market data (i.e. license agreements) to derive valuation assumptions used to fair value certain intangible assets, such as the Fraxel trade name and core technology.

COMMENT 2:

As a related matter, we note the significance of the goodwill you recognized in this transaction. Please revise future filings to disclose the primary factors that led to the recognition of such a significant amount of goodwill.

RESPONSE:

In response to the Staff’s comment, the Company will add the following disclosure to the Company’s Form 10-K for the fiscal year ended December 31, 2009 in the Notes to Consolidated Financial Statements and the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The factors that contributed to a premium on the purchase price that resulted in the recognition of goodwill were:

•	The expansion of Solta’s recurring revenue model allowing for increased treatment tip usage as well as expanding clinical applications for our physician customers.

•	Access to an expanded base of industry knowledge and expertise.

•	Opportunity to complement our existing products for the aesthetic market with a synergistic technology and new clinical treatment applications.

•	Expansion of our global presence thereby increasing our market penetration.

COMMENT 3:

We note that you expensed acquired in-process research and development (IPR&D) of $9.1 million. We further note that you used the discounted cash flow approach to determine its value as of the acquisition date. In future filings, please revise the notes to the financial statements to provide the following:

•	Describe each significant IPR&D project acquired;

•

Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project’s cash flows and period in which material net cash inflows from significant projects are expected to commence;

•

For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date, the date you will begin benefiting from the projects, the risks and uncertainties associated with completing developments within a reasonable period of time and the risks involved if the IPR&D projects are not completed on a timely basis; and

•

In subsequent filings, revise MD&A to provide a detailed discussion of the status of your efforts for completion of R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results and financial condition.

RESPONSE:

In response to the Staff’s comment, the Company will revise the following disclosure to the Company’s Form 10-K for the fiscal year ended December 31, 2009 in the Notes to Consolidated Financial Statements and the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The IPR&D is related to the development of three new products. The three significant IPR&D projects at date of acquisition were as follows: Project A – a next generation dual wave-length Fraxel re:store system; Project B – a body shaping product; and Project C – a hand-held resurfacing product for the professional market being developed in a collaborative partnership.

At the date of acquisition, it was estimated that Project A would be completed in 2009, Project B would be completed in 2010 and Project C would be completed in 2011.

Project A was completed and released in September 2009 and FDA approval was received in October 2009. Project B and C are currently in clinical investigations with the FDA and commercialization is expected in 2011, at which time cash flows are expected to commence.

The Company used the income approach (excess earnings method) to determine the estimated fair values of the acquired IPR&D, which uses a discounted cash flow model, based on estimates of successful product development and commercialization to estimate future net cash flows resulting from projected revenues and related costs. These estimates take into account the stages of completion and the risks surrounding successful development and commercialization of the underlying product candidates. The Company calculated the present value of the expected future cash flows attributable to the in-process technology using a 21% to 23% discount rate for the related projects. The after tax cash flows are calculated by applying cost, expense, income tax and contributory asset charge assumptions to the IPR&D revenue streams.

The major risks and uncertainties associated with the timely and successful completion of these IPR&D projects includes development and technological difficulties, delays caused by legal actions brought by the Company’s competitors and the timing of the receipt of necessary regulatory approvals. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these reasons, actual results may vary significantly from estimated results.

Additionally, in response to the last bullet point in Staff’s comment #3, the Company will update its disclosures in future filings as information becomes available.

Item 13. Certain Relationships and Related Transactions page 99

COMMENT 4:

We note from your disclosure on page 15 of your definitive proxy statement incorporated by reference into your annual report on Form 10-K that you “describe below” your transaction with related parties. However, no such transactions appear to be disclosed. Please advise.

RESPONSE:

In the Company’s fiscal year ended December 31, 2008, except for compensation paid to its directors and executive officers for services performed in such roles, there were no transactions or series of similar transactions to which the Company was a party in which the amount involved exceeded $120,000 and in which any director, executive officer, holder of more than 5% of the Company’s common stock or any member of their immediate families had or would have a direct or indirect material interest.

In future filings, the Company will describe any such “related-party” transactions, as required by Regulation S-K or will specifically indicate that there were no such transactions during the fiscal year.

COMMENT 5:

In your future filings, please expand the disclosures required by Regulation S-K item 404(b) to describe the standards applied by your audit committee in reviewing and deciding whether to approve a related-party transaction presented to it.

RESPONSE:

In future filings, the Company will expand the disclosures required by Regulation S-K Item 404(b) to describe the standards applied by the Company’s Audit Committee in reviewing and deciding whether to approve a related-party transaction presented to it. The modified disclosure to be included in future filings is as follows:

The Company’s policy is to require that any transaction with a related party that is required to be reported under applicable SEC rules, other than compensation-related matters be reviewed and approved by the Audit Committee as required by the Audit Committee’s written charter. The Company has not adopted specific standards for approval of these transactions, but instead the Audit Committee reviews each such transaction on a case by case basis. The Company’s policy is to require that all executive compensation-related matters be recommended and approved by the Compensation Committee as required by the Compensation Committee’s charter and be reported under applicable SEC rules.

COMMENT 6:

When you identify a director as independent, please ensure your disclosure in applicable future filings includes the information required by Item 407(a) of Regulation S-K. We note, for example, that you identify Dr. Knowlton as independent on page 14 of your definitive proxy statement, but do not explain how your “consulting agreement” with him was considered by your board in reaching its conclusion.

RESPONSE:

In future filings, when the Company identifies a director as independent, the Company will provide disclosure that includes the information required by Item 407(a) of Regulation S-K. With regard to the Board’s conclusion regarding the independence of Dr. Knowlton, the Board considered factors as set out in Nasdaq Marketplace Rule 5605 including the fact that Dr. Knowlton was neither a beneficial owner of 5% of the Company’s common stock nor did his aggregate consulting fees exceed $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence. In addition, the Board also considered that Dr. Knowlton is neither an executive officer nor an employee of the Company. Such information will be disclosed in future filings.

Quarterly report on Form 10-Q for the period ended September 30, 2009

COMMENT 7:

In your applicable future filings, please include the appropriate signature on behalf of the company by including the company’s name, as required by the form.

RESPONSE:

In applicable future filings, the Company will include the appropriate signature on behalf of the Company by including the Company’s name, as required by the form.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (510) 782-2286.

Sincerely,
Solta Medical, Inc.

/s/ John F. Glenn
John F. Glenn
Chief Financial Officer

cc:	Steven J. Fanning

Solta Medical, Inc.

Chris F. Fennell, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Taryn Lynch

Deloitte & Touche LLP